CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.


(Unaudited)

June 30, 1997

Newcourt Credit Group Inc.

                               CONSOLIDATED BALANCE SHEETS

                                        (Unaudited)

                             [in thousands of Canadian dollars]




                                             								June 30,   		December 31,
                                            						  	  1997		         1996
  								                                           $          		$

ASSETS
Investment in finance assets [note 3]			            	1,199,348	   1,072,277
Assets held for securitization and
 syndication [note 4]		                                679,308	     774,000
Investment in affiliated companies [note 5]				        171,154	     162,308
Accounts receivable						                               37,562	      36,900
Fixed assets [note 6]						                             92,401	      40,859
Other assets [note 7]                                  	98,285	      78,150
Total Assets	                                        2,278,058	   2,164,494

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	               87,281	      93,338
Debt [note 8]	                                       1,504,718   	1,543,144
Deferred income taxes	                                  15,908	      12,078
Total Liabilities                                   	1,607,907	   1,648,560
Shareholders' Equity
Share capital [note 9]	                                540,821	     415,160
Retained earnings	                                     129,330	     100,774
Total Shareholders' Equity	                            670,151     	515,934
Total Liabilities and Shareholders' Equity	          2,278,058	   2,164,494

See accompanying notes


Newcourt Credit Group Inc.

                               CONSOLIDATED STATEMENTS OF INCOME AND
                                          RETAINED EARNINGS

                                             (Unaudited)

             [in thousands of Canadian dollars, except for per share amounts]



                                                          	Six Months Ended
                                                      	June 30,	        June 30,
                                                       	 1997            	1996
                                                      	$	               $
Fee and affiliate income
	Securitization and syndication fees [note 4]	          61,605	         32,041
	Net income from affiliated companies [notes 5 & 8]	     5,385          	2,895
	Management and other fees	                             12,721	         11,022
	                                                       79,711	         45,958
Net finance income [note 8]                            	31,842         	20,584

Total asset finance income	                            111,553	         66,542
Operating expenses	                                     68,539	         42,294
Operating income before taxes	                          43,014	         24,248
Provision for income taxes [note 11]	                    9,023          	5,020
Net income for the period	                              33,991	         19,228
Retained earnings, beginning of period	                100,774	         56,942
Dividends paid		                                        (4,391)	        (2,977)
Options purchased [note 10]	                            (1,044)	           (31)
Retained earnings, end of period                      	129,330         	73,162

Earnings per share: [note 9]
Basic	                                                   $0.54	          $0.40
Fully Diluted	                                           $0.54          	$0.40

See accompanying notes


Newcourt Credit Group Inc.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              (Unaudited)

                                  [in thousands of Canadian dollars]


                                                          	Six Months Ended
                                                     	June 30,	        June 30,
                                                       	1997	            1996
                                                     	$	               $

OPERATING ACTIVITIES
Net income for the period                              	33,991	           19,228
Add items not requiring an outlay of cash
	Deferred income taxes	                                  7,076	            4,489
	Depreciation and amortization	                          4,613	            2,305
Net change in non-cash assets and liabilities
	related to operations	                                (32,187)         	(12,257)
Cash provided by operating activities	                  13,493	           13,765

INVESTING ACTIVITIES
Finance assets, underwritten and purchased	         (2,285,665)	      (1,805,115)
Finance assets, securitized and syndicated          	1,791,316	          627,590
Finance assets, repayments and others	                 461,970          	452,161
Finance assets and assets held for securitization
 and syndication	                                      (32,379)	        (725,364)
Investment in affiliated companies	                     (8,846)	           1,342
Purchase of fixed assets	                              (54,068)          	(7,477)
Cash used in investing activities	                     (95,293)	        (731,499)

FINANCING ACTIVITIES
Debt issued, net 	                                     (38,426)         	613,015
Issue of common shares, net	                           123,153	          107,727
Deferred tax on share issue	                             2,508	          -
Dividends paid on common and special shares	            (4,391)	          (2,977)
Options purchased                                      	(1,044)	             (31)
Cash provided by financing activities	                  81,800	          717,734


See accompanying notes


1. THE COMPANY

The Company is an independent, non-bank financial services company which originates, sells and manages asset-based financings by way of secured loans, leases and conditional sales contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied. The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Investment in finance assets

Investment in finance assets is comprised of loans, the aggregate of finance lease receivables less unearned income and long term securitization receivable. Earned lease income is recognized on an actuarial basis which produces a constant rate of return on the net investment in the leases.

Recognition of interest income is suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears.

Deferred Costs

Direct incremental costs of acquisition of finance assets and of investing in affiliated companies are deferred and amortized over the expected period of future benefit. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Allowance for credit losses

Losses on finance assets and the carrying value of repossessed assets are determined by discounting at the rate of interest inherent in the original asset the expected future cash flows of the finance assets including realization of collateral values and estimated recoveries under third party guarantees and vendor support agreements.

General allowances are established for probable losses on loans whose impairment cannot otherwise be measured.

Securitizations of finance assets

The Company sells the majority of its asset-based financing originations to securitization vehicles.

The securitization transactions are accounted for as sales of finance assets, resulting in the removal of the assets from the Company's consolidated balance sheets and the computation of a gain on sale. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of a normal servicing fee. The sale of finance assets is recorded when the significant risks and rewards of ownership are transferred.

Income is earned on the long term securitization receivable and is recognized on an accrual basis. The carrying value of this asset is reduced, as required, based upon changes in the Company's share of the estimated credit losses on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to a normal servicing fee over the term of the securitized assets.

Syndications

Other finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company, which generally continues to service these assets on behalf of the investors.

Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the asset retained by the Company is at least equal to the average yield earned by the other participants involved.

Fixed assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis at rates designed to write off the assets over their estimated useful lives as follows:

	Building	                        20 years
	Furniture and fixtures	          10 years
	Computers and office equipment	   5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over a period not to exceed 20 years. Goodwill is evaluated annually and if considered permanently impaired, is written down.

Lease inducements

The Company recognizes the benefits of lease inducements, including rent-free periods, as a reduction of rental expense over the term of the lease.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated using the temporal method, whereby monetary assets are converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt are deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction.

Income taxes

Deferred income taxes are provided for all significant timing differences between accounting and taxable income. The timing differences result principally from the excess of depreciation claimed for income tax purposes over the recovery of leased equipment cost recorded in the accounts, lease revenue recorded in the accounts which is not yet taxable and the allowance for credit losses which is not yet deductible for income tax purposes.

Earnings per Common Share

Earnings per common share is computed based on the weighted average number of common shares outstanding during the period. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding options to acquire common shares.

Derivative Financial Instruments

Derivative financial instruments are used to hedge the Company's exposure to interest and currency risk by creating positions which are opposite to, and offset, on-balance sheet positions which arise from normal operations. The most frequently used derivatives are interest rate and currency swaps, bond forwards and foreign exchange forward contracts.

Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet. Off-balance sheet treatment is accorded where exchange of the underlying asset or liability has not occurred or is not assured, or where notional amounts are used solely to determine cash flows to be exchanged.

Swaps and bond forward contracts are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in other assets or other liabilities, as appropriate. Realized gains/losses on terminated contracts are deferred and amortized over the remaining life of the related position.

3. INVESTMENT IN FINANCE ASSETS

The investment in finance assets consists of loans, leases and the Company's investment in long term securitization receivable outstanding at June 30, 1997, which are due as follows:


                       Leases                                   		Net
	                                              			Long term	      investment
	                  	Minimum  Unearned 	Net	       securitization	 in finance
        	  Loans	   payments	income	   investment	receivable	     assets

          	$	       $	       $	        $	         $	              $
1997	      214,133 	62,014	  11,255	    50,759	    73,639          	338,531
1998       	51,388 114,864  	19,200	    95,664    	48,910	          195,962
1999	       44,803 101,844   14,617     87,227	    31,907	          163,937
2000	       39,929	 70,485   10,346	    60,139	    18,817          	118,885
2001       	40,848	 47,846	   7,017	    40,829	     7,622	           89,299
Thereafter	170,152	115,347	  12,027	   103,320	    19,262 	         292,734
          	561,253 512,400	  74,462	   437,938	   200,157	        1,199,348


At December 31, 1996, the investments in loans, leases and long term securitization receivable were $571,801, $346,521 and $153,955 respectively. Included in investment in finance assets is US$497,121 [December 31, 1996 - US$600,367].

Substantially all of the investment in finance assets bear interest at varying levels of fixed rates of interest. There are no significant concentrations.

An analysis of the Company's allowance for credit losses and investment in finance assets is as follows:


                                                   	June 30,	     December 31,
                                                     	1997	           1996
                                                   	$	            $

Investment in finance assets                       	1,199,348	    1,072,277

Allowance for credit losses, beginning of period	      16,465	        5,089
Provisions for credit losses during the period
 including acquisitions	                                2,134       	14,496
Write-offs, net of recoveries	                         (4,374)	      (3,120)
Allowance for credit losses, end of period	            14,225	       16,465

Allowance as a percentage of finance assets	              1.2%	         1.5%

Finance assets in arrears (90 days and over)           	3,739	        6,353

Arrears as a percentage of finance assets	                0.3%	         0.6%

Finance assets in repossession, at estimated net
 realizable value                                      	3,735	        7,391


Credit provisions against finance assets acquired during the period amounted to Nil [December 31, 1996 - $11,357].

The Company has an additional specific credit loss reserve of $1,544 [December 31, 1996 - $1,928] relating to the Company's long term securitization receivable, representing its interest in the CIP I, II, III, IV, V and VI securitization vehicles. Beyond this specific credit loss reserve further losses may be provided for by a reduction in the yield earned on the long term securitization receivable.

4. SECURITIZATIONS

The Company has a securitization program under which finance assets originated by the Company are sold to securitization vehicles. As a result of this program, a substantial amount of the Company's asset finance income is derived from gains on the sale of securitized finance assets and management fees relating to such assets. The Company continues to be responsible for the administration and collection of the receivables on behalf of the investors.

Financing contracts are sold to limited partnerships funded by institutional investors through the issuance of senior and junior asset-backed instruments (92% and 8% respectively). The Company retains a one-third interest in the junior instrument. Consideration for the sales consist of an initial cash payment and additional sale proceeds, representing the Company's interest in cashflows of the limited partnership. The sales are non-recourse to the Company, except to the extent of the long term receivable

Floating rate contracts are sold through public multi-seller securitization vehicles for cash consideration and additional sale proceeds. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve which represents the Company's interest in the cash flows of the assets sold.

An undivided ownership interest in eligible inventory finance loans and revolving loans is sold on a revolving basis to a multi-seller securitization trust. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve and a cash security subject to a dollar floor.

During the period, the Company generated gross securitization income of $48,327 [1996 - $24,993] which is included in Securitization and syndication fees.

Included in investment in finance assets is the long term securitization receivable comprised of (i) $190,104 [December 31, 1996 - $143,971] of additional sales proceeds which represents the Company's interest in the cash flows of the securitization vehicles, (ii) $7,565 [December 31, 1996 - $7,534] of securitization proceeds from the sale of assets to certain securitization vehicles which are received over the term of the securitized assets as excess servicing fees which have a first priority on all the cash flows of the vehicles and (iii) $2,488 [December 31, 1996 - $2,450] representing the additional cash security provided to the multi-seller securitization trust.

As at June 30, 1997, the Company had commitments or substantially completed commitments to fund or support the funding of the following amounts:


                                                            			$

Commercial Finance	                                            3,497,000
Corporate Finance                                               	675,000
	                                                              4,172,000


5. INVESTMENT IN AFFILIATED COMPANIES

Investment in affiliated companies includes the Company's investment in its foreign affiliates through which the international based operations of the Company are conducted and additional investments in other affiliated companies.

6. FIXED ASSETS

Fixed assets consist of the following:


                                 June 30, 1997                December 31, 1996
                                      	   Accumulated	                    Accumulated
                                	Cost    	depreciation       	Cost	       depreciation
                                	$	       $                  	$	          $

Land and building	                36,310	    345	              5,590      	1,011
Furniture and fixtures	           32,164	  4,816	             19,982	      3,767
Computers and office equipment	   36,114	  8,909	             25,041	      6,767
Other                             	2,007	    124	              1,914	        123
	                                106,595 	14,194	             52,527	     11,668
Net book value                   	92,401                     	40,859


7. OTHER ASSETS

Included in other assets is goodwill of $60,162 [December 31, 1996 - $54,200].

8. DEBT

Debt consists of the following:


                                                 	June 30,	       December 31,
                                                   	1997	             1996
                                                 	$	              $

Unsecured Fixed Rate Debt

U.S. senior notes, bearing interest varying
from 6.95% to 7.12%, maturing in the years
2000 to 2005	                                       143,793	        143,186

U.S. senior notes, bearing interest at 8.26%,
maturing in the year 2005	                          137,601        	137,020

Medium term notes, bearing interest rates
varying from 5.80% to 8.25% maturing in the
years 1997 to 2003	                                 358,088        	328,050

7.625% debenture, maturing in June, 2001           	124,773        	124,745

6.45% debenture, maturing in June, 2002            	149,757        	149,733

Other

Commercial paper and other short term borrowings   	399,160	        545,841

Fixed rate debt	                                    191,546	        114,569


                                                 	1,504,718	      1,543,144


Interest expense on the amount of debt outstanding during the period was $59,941 [1996 - $43,723], of which $6,880 [1996 - $5,293] has been netted against income from affiliates, and the balance $53,061 [1996 - $38,430] included in net finance income.

On May 14, 1997, the Company renewed and increased its Canadian bank facility to $450 million and its U.S. bank facility to US$600 million. The Canadian bank facility and one-third of the U.S. bank facility is a 364-day committed unsecured revolving credit facility with a syndicate of Canadian, U.S. and international banks. The remaining two-thirds of the U.S. bank facility is a three-year committed unsecured revolving credit facility. These credit facilities are used as interim funding pending syndication, sale, securitization, collection of proceeds of financings assets, or as support for the Company's $400 million Canadian commercial paper program and its US$420 million U.S. commercial paper program.

Short term borrowings are net of cash on hand and short term investments of $78,590 [December 31, 1996 - $51,184], these have been used by the Company, subsequent to the period, to pay down commercial paper and bank facilities.

Included in debt is US$1,049,897 [December 31, 1996 - US$990,243] of which US$984,897 [December 31, 1996 - US$925,243] was used to fund leases and loans which are repayable in U.S. dollars, and the remainder was swapped into floating rate Canadian dollar debt.


As of June 30, 1997, scheduled repayments are as follows:
                                                      	$

1997                                                    	621,712
1998	                                                     68,546
1999                                                     	82,816
2000	                                                    141,454
2001	                                                    173,471
Thereafter	                                              416,719
	                                                      1,504,718




9. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]	Unlimited Common Shares with voting rights;
[ii]	Unlimited Special Shares without voting rights convertible into Common
Shares on a share-for-share basis;
[iii]	Unlimited Class A Preference Shares issuable in series.

Outstanding -

The following is a summary of the changes in share capital during the period:



                                	Six months ended	         Year ended
                                   	June 30,	             December 31,
                                    	1997	                    1996
                                	#	           $	          #           	$
Common Shares
Outstanding, beginning of period	60,182,688	  415,160    	22,664,466	  188,166
Proceeds of share issue, net	     4,950,000	  123,159	     7,150,000	  224,434
Conversion of special shares	    -           	-	             199,325	       86
Others	                              14,645      	483	        74,303	    2,430
Stock options exercised	            286,792	    2,019	         3,250	       44
2:1 share division	              -           	-	          30,091,344  	-
Outstanding, end of period	      65,434,125	  540,821    	60,182,688	  415,160

Special Shares
Outstanding, beginning of period	-	           -             	199,325       	86
Conversion to common shares	     -	           -	            (199,325)	     (86)
Outstanding, end of period	      -           	-           -           	-

Total Share Capital	             65,434,125	  540,821	    60,182,688	  415,160


Public Offering

On April 22, 1996, the Company completed a public offering of 3,850,000 (7,700,000 post split) Common Shares at $28.50 per share for gross proceeds of $109,725. Expenses of this issue, net of deferred income tax recoveries of $2,292, amounted to $2,802.

On September 30, 1996, the Company completed a public offering of 3,300,000 (6,600,000 post split) Common Shares at $36.50 per share for gross proceeds of $120,450. Expenses of this issue, net of deferred income tax recoveries of $2,404, amounted to $2,939.

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split) Common Shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

Special Shares
On July 2, 1996, the remaining 199,325 Special Shares were converted into 199,325 (398,650 post split) Common Shares.

Common Shares
Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding Common Shares and all the Company's Common Shares reserved for issuance.

10. EMPLOYEE STOCK OPTION PLAN

During the period, the Company's Stock Option Plan as approved by the shareholders at the Annual General Meeting was amended. Under the amended Plan, the Company may issue 9,046,878 common shares to employees and directors of the Company at the discretion of the Board of Directors. The number of shares which may be issued under options to any employee or director shall not exceed in the aggregate 5% of the total of the outstanding shares. During the period the Company issued 2,445,848 options. As of
June 30, 1997, 3,792,130 options were outstanding under the plan [December 31, 1996 - 1,687,726] expiring at various dates from November 19, 1997 through February 6, 2007 at prices ranging from $6.075 to $24.25. 508,474 options have been exercised since the plan's inception.

During 1997, the Company purchased 54,568 [1996 - 4,682] options at their fair market value resulting in a cash distribution of $1,044 [1996 - $31].

11. INCOME TAXES

The Company's provision for income taxes is lower than the statutory rate prevailing in Canada due to lower income tax rates on income earned from operations outside Canada and the dividend deduction available as earnings are repatriated from exempt surplus.

The following table reconciles tax expense calculated at the statutory rates with the actual income tax expense:


                                            	     June 30,	         June 30,
                                                  	 1997	             1996
                                                 	$                	$
Income before income taxes	                       43,014	           24,248
Statutory rate of income taxes                       	45%	              45%
Income taxes at the statutory rate	               19,356	           10,912
Effect on income taxes of
	Deductibility of dividends from exempt surplus	 (10,219)	          (4,105)
	Recognition of losses carry over                	-                  	(296)
	Large corporations tax	                             745              	531
	Other	                                             (859)	          (2,022)
Net provision                                     	9,023	            5,020
Allocation of provision
	Current	                                          1,947	              531
	Deferred	                                         7,076	            4,489
	                                                  9,023            	5,020


12. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the balance sheet.

Securitized finance assets are described in Note 4. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.

Finance assets under management are as follows:


                                             	June 30,	          December 31,
                                              	 1997	                 1996
                                             	$                 	$

Securitized finance assets	                   2,990,296	         2,731,341
Syndicated finance assets	                    1,150,249	         1,230,221
Syndicated finance assets of
 affiliated companies	                          637,044	           655,843
                                             	4,777,589	         4,617,405


13. LEASE COMMITMENTS

Future minimum annual payments on a cash basis under leases for premises over the next 5 years and thereafter are as follows:


                                                                	$

1997	                                                             3,556
1998	                                                             6,449
1999                                                             	7,487
2000	                                                             7,593
2001	                                                             7,637
Thereafter	                                                      38,450
                                                                	71,172


14.	DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into derivative contracts and other hedging transactions to manage asset/liability exposures, specifically exposures to market interest rate and foreign currency risk. Market risk represents the potential for changes in the value of assets and liabilities due to fluctuations in interest and foreign exchange rates.


The notional principal amounts of the Company's derivatives and the current credit exposure are as follows:


                                                                 Current
                                                                 credit
                                                                 exposure
  Notional principal amounts maturing (1)                           (2)

                                                                  Total         Total
                             Under        1 to 5      Over        June 30       Dec. 31      June 30
                             1 year       years       5 years     1997          1996         1997
                             $            $           $           $             $            $

Interest rate contracts
Bond forwards                1,218,310    -           -           1,218,310       808,925    -
Interest rate swaps             33,587    344,522      52,382       430,491       403,669    13,841
                             1,251,897    344,522      52,382     1,648,801     1,212,594    13,841

Foreign exchange contracts
Spot and forward contracts      16,555    -           -              16,555        16,243    -
Cross currency swaps           543,000     84,181      77,472       704,673       619,119     1,965
                               559,555     84,181      77,472       721,208       635,362     1,965

Total derivatives            1,811,452    428,703     129,854     2,370,009     1,847,956    15,806

<Fn1>	Notional principal amounts are the contract amounts used in determining payments.
</Fn1>
<Fn2>	Credit risk exposure is the replacement cost of all contracts without taking into account any netting arrangements.  All counterparties are investment grade financial institutions.
</Fn2>


15. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.